Exhibit (a)(13)

FILED PSL

10 JUL 15 PM 2:54

BY	DEPUTY
HENN. CO. DISTRICT
COURT ADMINISTRATOR

STATE OF MINNESOTA	JUDICIAL COURT

COUNTY OF HENNEPIN	FOURTH JUDICIAL DISTRICT

Case Type: Other Civil

JOEL GERBER, On behalf of Himself and All Others Similarly Situated,	Court File No.

Plaintiff,
VERIFIED CLASS ACTION
v.	COMPLAINT

ADC TELECOMMUNICATIONS, INC., TYCO
ELECTRONICS LTD., TYCO ELECTRONICS
MINNESOTA, INC., ROBERT E. SWITZ,
WILLIAM R. SPIVEY, JOHN J. BOYLE, III,
MICKEY P. FORET, LOIS M. MARTIN, KRISH A.
PRABHU, JOHN E. REHFELD, DAVID A.
ROBERTS, LARRY W. WANGBERG AND JOHN
D. WUNSCH,

Defendants.

Plaintiff Joel Gerber (“Plaintiff”), on behalf of himself and all other similarly situated, by his attorneys; alleges the following upon information and belief, expect as to those allegations pertaining to Plaintiff which are alleged upon personal knowledge.

NATURE OF THE ACTION

1.             This is a shareholder class action brought by Plaintiff on behalf of the holders of common stock of ADC Telecommunications, Inc. (“ADCT” or the “Company”) to enjoin breaches of fiduciary duty by the Company’s Board of Directors (the “Board”) for failing to maximize shareholder value in connection with the proposed transaction through which the Company will be acquired by Tyco Electronics, Ltd. (“Tyco”), for inadequate consideration (the “Proposed Transaction”).

2.             On July 12, 2010, ADCT entered into a definitive merger agreement to be acquired by Tyco in a deal valued at approximately $1.25 billion (the “Merger Agreement”). Under the terms of the Merger Agreement, Tyco will acquire ADCT for $12.75 per share of ADCT common stock through a two-step merger consisting of an all-cash tender offer followed by a second-step merger.

3.             As described below, both the value to ADCT shareholders contemplated in the Proposed Transaction and the process by which Defendants propose to consummate the Proposed Transaction are fundamentally unfair to Plaintiff and the other public shareholders of the Company. Defendants’ conduct constitutes a breach of the Individual Defendants’ (as defined below) fiduciary duties owed to ADCT’s public shareholders and violations of applicable legal standards governing Defendants’ conduct.

4.             For these reasons and as set forth in detail herein, Plaintiff is seeking to enjoin Defendants from consummating the Proposed Transaction, or, in the event the Proposed Transaction is consummated, recover damages resulting from the Individual Defendants’ violations of their fiduciary duties of loyalty, good faith, due care and full and fair disclosure.

THE PARTIES

Plaintiff

5.             Plaintiff Joel Gerber has been a shareholder of ADCT since 2004 and currently owns 3,500 ADCT shares.

Defendants

6.             Defendant ADCT is a corporation organized and existing under the laws of the Sate of Minnesota, and maintains its principle place of business at 13625 Technology Drive, Eden Prairie, Minnesota. ADCT provides the connections for wireline, wireless, cable, broadcast, and enterprise networks around the world. The Company’s network infrastructure equipment and professional services enable high-speed internet, data, video and voice services to residential business and mobile subscribers. ADCT’s common stock is traded on the NASDAQ Stock Market (NASDAQ) under the symbol “ADCT”.

7.             Defendant Robert E. Switz (“Switz”) serves as the Company’s Chairman of the Board of Directors (the “Board”), President and Chief Executive Officer. Switz has served as a member of the Company’s Board since August 2003, prior to which he served as ADCT’s CFO from approximately January 1994.

8.             Defendant William R. Spivey, Ph.D, (“Spivey”) has served as a member of the Company’s Board since September 2004.

9.             Defendant John J. Boyle, III (“Boyle”) has served as a member of the Company’s Board since November 1999.

10.           Defendant Mickey P. Foret (“Foret”) has served as a member of the Company’s Board since February 2003.

11.           Defendant Lois M. Martin (“Martin”) has served as a member of the Company’s Board since March 2004.

12.           Defendant Krish A. Prabhu, Ph.D, (“Prabhu”) has served as a member of the Company’s Board since November 2008.

13.           Defendant John E. Rehfeld (“Rehfeld”) has served as a member of the Company’s Board since September 2004.

14.           Defendant David A. Roberts (“Roberts”) has served as a member of the Company’s Board since November 2008.

15.           Defendant Larry W. Wangberg (“Wangberg”) has served as a member of the Company’s Board since October 2001.

16.           Defendant John D. Wunsch (“Wunsch”) has served as a member of the Company’s Board since 1991.

17.           Defendants Switz, Spivey, Boyle, Foret, Martin, Prabhu, Rehfeld, Roberts, Wangberg and Wunsch are collectively referred to herein as the “Individual Defendants”.

18.           Defendant Tyco, a Swiss corporation, is a global provider of engineered electronic components, network solutions, specialty products and subsea telecommunication systems. Tyco’s stock is listed on the New York Stock Exchange (the “NYSE”) under the symbol “TEL”.

19.           Defendant Tyco Electronics Minnesota, Inc. (“Tyco Minnesota”), a Minnesota corporation, is a wholly owned subsidiary of Tyco that was formed to facilitate the Proposed Transaction and will act as the purchaser in the second-step merger.

THE FIDUCIARY DUTIES OF THE INDIVIDUAL DEFENDANTS

20.           By reason of the Individual Defendants’ positions with the Company, as officers and/or directors, these Defendants are in a fiduciary relationship with Plaintiff and the other public shareholders of ADCT and owe Plaintiff and other members of the Class (defined below) fiduciary duties of good faith, fair dealing, loyalty and full and candid disclosure.

21.           By virtue of their positions as directors and/or officers of ADCT, the Individual Defendants, at all relevant times, had the power to control and influence, and did control and influence cause caused ADCT to engage in the practices complained of herein.

22.           Each of the Individual Defendants is required to act in good faith, in the best interests of the Company’s shareholders and with such care, including reasonable inquiry, as would be expected of an ordinarily prudent person. In a situation where the directors of a publicly traded company undertake a transaction that may result in a change in corporate control, the directors must take all steps reasonably required to maximize the value shareholders will receive rather than use a change of control to benefit themselves, and to disclose all material information concerning the proposed change of control to enable the shareholders to make an informed voting decision. To diligently comply with this duty, the directors of a corporation may not take any action that:

(a)  adversely affects the value provided to the corporation’s shareholders;

(b)  contractually prohibits them from complying with or carrying out their fiduciary duties;

(c)  discourages or inhibits alternative offers to purchase control of the corporation or its assets; or

(d)  will otherwise adversely affect their duty to search for and secure the best value reasonably available under the circumstances for the corporation’s shareholders.

23.           Plaintiff alleges herein that the Individual Defendants, separately and together, in connection with the Proposed Transaction, violated duties owed to Plaintiff and the other public shareholders of ADCT, including their duties of care, loyalty and good faith.

CLASS ACTION ALLEGATIONS

24.           Plaintiff brings this action individually and as a class action on behalf of the holders of the common stock of the Company or their successors in interest, who have been and/or will be harmed as a result of the wrongful conduct alleged herein (the “Class”). Excluded from the Class are Defendants herein and any person, firm, trust, corporation, or other entity related to or affiliated with any of the Defendants.

25.           This action is properly maintainable as a class action.

26.           The Class is so numerous that joinder of all members is impracticable. As of July 13, 2010, there were over 96 million shares of ADCT common stock outstanding. Members of the Class are scattered throughout the United States and are so numerous that it is impracticable to bring them all before this Court.

27.                                 There are questions of law and fact which are common to the Class, including:

a.               whether the Individual Defendants have fulfilled, and are capable of fulfilling, their fiduciary duties owed to Plaintiff and the Class;

b.              whether the Individual Defendants have engaged, and continue to engage, in a scheme to benefit themselves at the expense of ADCT shareholders in violation of their fiduciary duties;

c.               whether the Individual Defendants are acting in furtherance of their own self interest to the detriment of the Class;

d.              whether Defendants have disclosed, and will disclose, all material facts in connection with the Proposed Transaction; and

e.               whether Plaintiff and the other members of the Class will be irreparably damaged if Defendants are not enjoined from continuing the conduct described herein.

28.                                 Plaintiff is committed to prosecuting this action and has retained competent counsel experienced in litigation of this nature. Plaintiff’s claims are typical of the claims of the other members of the Class, and Plaintiff has the same interests as the other members of the Class. Accordingly, Plaintiff is an adequate representative of the Class and will fairly and adequately protect the interests of the Class.

29.                                 The prosecution of separate actions by individual members of the Class would create the risk of inconsistent or varying adjudications with respect to individual members of the Class that would establish incompatible standards of conduct for Defendants, or adjudications with respect to individual members of the Class which would, as a practical matter, be dispositive of the interests of the other members not parties to the adjudications or substantially impair or impede their ability to protect their interests.

30.                                 Defendants have acted, or refused to act, on grounds generally applicable to, and causing injury to, the Class and, therefore, preliminary and final injunctive relief on behalf of the Class as a whole is appropriate.

SUBSTANTIVE ALLEGATIONS

31.                                 ADCT was incorporated in Minnesota in 1935 as Magnetic Controls Company and adopted its current name in 1985. The Company is a leading global provider of broadband communications network infrastructure products and related services. Its products and other equipment allow phone, cable and wireless companies to deliver high-speed internet, data, video and voice communications over wireline, wireless, cable, enterprise and broadcast networks. ADCT boasts sales in over 130 countries, and its clients include, among others, AT&T, Alcatel-Lucent, Bell Canada, Bloomberg, China Telecom, Citibank, Comcast, Cox, Deutsche Telekom, Ford, GlaxoSmithKline, HSBC, JPMorgan Chase, Mayo Clinic, Morgan Stanley, NBC, Optus, Qwest, Reliance Infocom (India), Sprint Nextel, T-Mobile, Telus, Venetian Resort Hotel, Verizon and Vodafone.

32.                                 In 2009, the Company’s net sales exceeded approximately $1 billion.(1) In its 2009 Annual Report (the “Annual Report”), ADCT touted its promising, global growth prospects. For example, the Annual Report noted that the increasing reliance on Mobile Internet and the use of smartphones — device sales and data usage for smartphones had more than doubled in the past year — presented growth opportunities for ADCT’s renowned in-building wireless solutions. Defendant Switz further touted the Company’s prospects:

ADC enters fiscal 2010 ready to emerge from the severely weakened

(1) This figure represents the results only for an 11-month period rather than a 12-year period, as the Board of Directors had recently approved a change in ADC’s fiscal year end from October 31 to September 30.

economic environment in a strong financial and competitive position. While much uncertainty remains around the macroeconomy and within our industry, ADC is confident in the long-term demand for our fiber-based and wireless broadband network infrastructure solutions, as well as our ability to take the actions necessary to improve our financial results and shareowner value.

33.                                 Indeed, ADCT subsequently reported strong second quarter results on May 5, 2010. Net sales for the second quarter rose 6.8% to $274 million, compared to $256.6 million for the second quarter of fiscal 2009 and increased 3.2% compared to $265.6 million for the first quarter of 2010. In addition, ADCT ended the second quarter with $619.3 million of liquidity, which included its cash and available-for-sale securities.

34.                                 In discussing the favorable second quarter 2010 results, Defendant Switz stated:

We are pleased with ADC’s strong financial performance in the second quarter. Our results are highlighted by another quarter of expanding margins and sequential revenue growth. We continue to experience the. bottom-line benefits of our on-going cost reduction initiatives and the implementation of process and production improvements across our operations. Moving forward, ADC is well positioned to take further advantage of our operating leverage as we realize the revenue acceleration expected during the second half of our fiscal year.

In addition to our second quarter revenue growth, we are seeing increased customer planning and proposal activity, indicating their intentions to renew next-generation network spending in significant ways. These investments, dedicated to deploying and upgrading FTTX and mobile networks, create growth opportunities for ADC’s high-performance fiber connectivity and wireless coverage and capacity solutions. Additionally, we expect to see continuing growth in the enterprise space where data center spending is rebounding, as well as in our professional services business which delivered another good quarter.

35.                                 On July 13, 2010, the Company announced that it had entered into the definitive Merger Agreement, to be acquired by Tyco in a transaction valued at approximately $1.25 billion. Specifically, the Merger Agreement was entered by and among the Company, Tyco and Tyco Minnesota. Under the terms of the agreement, Tyco will acquire ADCT for $12.75 per share of ADCT common stock through a two-step merger consisting of an all-cash tender offer followed by a second-step merger.

36.                                 The Company’s Board unanimously approved the Merger Agreement and thereby breached their fiduciary duties, as explained herein.

37.                                 The terms of the Merger Agreement deter competing bids and prevent the ADCT Board from exercising their fiduciary duties to obtain the best available price for ADCT shareholders. The Merger Agreement erects defensive barriers to competing offers and function to substantially increase the likelihood that the Proposed Transaction will be consummated, leaving ADCT shareholders with no meaningful premium. For example, the Merger Agreement provides that upon termination, under certain circumstances, the Company will be required to pay Tyco a termination fee of $38 million (the “Termination Fee”).

38.                                 Additionally, the Merger Agreement contains a “no-shop” provision pursuant to which ADCT is prohibited from soliciting alternative bids for the Company — or even discussing a competing or alternative transaction — thus preventing ADCT directors from obtaining a market check which would be in the best interests of ADCT shareholders.(2)

39.                                 The Merger Agreement provides not only that ADCT must not actively solicit third party bids, but also restricts the ability of ADCT directors to consider an unsolicited bid. The Board must formally determine that an unsolicited bid constitutes a bona fide written superior acquisition proposal upon “considering the advice of a financial advisor of nationally recognized reputation and outside legal counsel.” Furthermore, the Merger Agreement requires the Company to notify Tyco of any unsolicited third party bid and provides Tyco the ability to “match” any third party bid. As a result of adopting the Termination Fee and the “no-shop”

(2) ADC may not: “directly or indirectly, (i) solicit, initiate or knowingly take any action to facilitate or encourage the submission of any Acquisition Proposal, [or] (ii) enter into or participate in any discussions or negotiations with, furnish any information relating to the Company .. . . or afford access to the business, properties, assets, books or records of the Company . . . to, any Person with respect to inquiries regarding, or the making of, an Acquisition Proposal. . . .” (Merger Agreement, Section 7.04).

provisions, Defendants have erected artificially high barriers preventing any other third party from coming forward to engage ADCT.

40.                                 Additionally, the Merger Agreement provides Tyco with an irrevocable right to purchase ADCT common shares from the Company after consummation of the tender offer for the same $12.75 per share consideration (the “Top Up Option”). There are few limitations on the amount of shares that the Company could be required to sell to Tyco. Thus, even if relatively few shares tender, this coercive Top Up Option enables Tyco to own 90% of ADCT shares following the tender offer, which would allow Tyco to effectuate its intended short-form merger with ADCT without a shareholder vote.

41.                                 In addition, over 88% of ADCT’s shares are held by institutional owners, thus a few shareholders can agree to sell the Company regardless of the will of ADCT’s public shareholders. Accordingly, the Proposed Transaction is wrongful, unfair and harmful to the Company’s public stockholders who will not receive their fair portion of the value of their equity ownership of the Company.

42.                                 Analysts have reacted negatively to the Proposed Transaction. For example, immediately after the Proposed Transaction was announced, three analysts (from Jefferies, CL King and UBS) downgraded ADCT.

43.                                 As ADCT’s recent financial results indicate, the Company is currently poised to achieve significant success in the future. This is especially true given the proliferation of electronic such as smartphones, 3D television and video conferencing that will increase the need for fiber-optic connectivity. Rather than permitting ADCT’s shares to trade freely and allowing its public shareholders to reap the benefits of the Company’s prospects, the Individual Defendants have agreed to a transaction that undervalues ADCT at a time when the Company’s stock price is trading below its inherent value worth and with it is poised to capitalize on its positive and encouraging financial outlook.

44.           The Proposed Transaction comes at a time when the Company’s stock price is undervalued but its prospects for growth and increased revenue are substantially increasing as the economic recession is ending. ADCT’s insiders are well aware of the Company’s intrinsic value and that ADCT shares are significantly undervalued. Tyco recognized ADCT’s solid performance and potential for growth and determined to capitalize on the recent downturn in the Company’s stock price at the expense of ADCT’s public shareholders.

45.           The consideration offered to ADCT’s public stockholders in the Proposed Transaction is unfair and grossly inadequate because, among other things, the intrinsic value of ADCT’s common stock is materially in excess of the amount offered for those securities in the proposed acquisition given the Company’s prospects for future growth and earnings set forth above.

46.           Although the Individual Defendants are duty-bound to protect the interests of ADCT shareholders by obtaining the maximum value reasonably available in any sale or merger of the Company, Defendants entered into the Proposed Transaction at an inadequate price.

FIRST CAUSE OF ACTION

Claim for Breach of Fiduciary Duties Against the Individual Defendants

47.           Plaintiff repeats and re-alleges each allegation set forth herein.

48.           In approving the Proposed Transaction and adopting the Merger Agreement, the Individual Defendants have violated their fiduciary duties of care, loyalty, candor and good faith owed to public shareholders of ADCT.

49.           By the acts, transactions and courses of conduct alleged herein, Defendants, individually and acting as a part of a common plan, are attempting to unfairly deprive Plaintiff and other members of the Class of the true value of their investment in ADCT.

50.           As demonstrated by the allegations above, the Individual Defendants failed to exercise the care required, and breached their duties of loyalty, good faith, candor and independence owed to the shareholders of ADCT because, among other reasons: they failed to take steps to maximize the value of ADCT to its public shareholders; failed to fully inform themselves of ADCT’s market value before taking, or agreeing to refrain from taking, action; and failed to obtain the best financial and other terms when the Company’s independent existence will be materially altered by the Proposed Transaction.

51.           As a result of the actions of Defendants, Plaintiff and the Class will suffer irreparable injury in that they have not and will not receive their fair portion of the value of ADCT’s assets and businesses and have been and will be prevented from obtaining a fair price for their common stock.

52.           Defendants are not acting in good faith toward Plaintiff and the other members of the Class, and have breached and are breaching their fiduciary duties to the members of the Class. Unless Defendants are enjoined by the Court, they will continue to breach their fiduciary duties owed to Plaintiff and the members of the Class, all to the irreparable harm of the members of the Class.

53.           Plaintiff and the members of the Class have no adequate remedy at law. Only through the exercise of this Court’s equitable powers can Plaintiff and the Class be fully protected from the immediate and irreparable injury which Defendants’ actions threaten to inflict.

SECOND CAUSE OF ACTION

On Behalf of Plaintiff and the Class
Against Tyco and Tyco Minnesota for Aiding and Abetting the
Individual Defendants’ Breach of Fiduciary Duties

54.           Plaintiff incorporates by reference and re-alleges each and every allegation contained above, as though fully set forth herein.

55.           Defendants Tyco and Tyco Minnesota have acted and are acting with knowledge of the fact that the Individual Defendants are in breach of their fiduciary duties to ADCT’s public shareholders, and have participated in such breaches of fiduciary duties.

56.           Tyco and Tyco Minnesota have knowingly aided and abetted the Individual Defendants’ wrongdoing alleged herein. In so doing, Tyco and Tyco Minnesota rendered substantial assistance in order to effectuate the Individual Defendants’ plan to consummate the Proposed Transaction in breach of their fiduciary duties.

57.           Plaintiff has no adequate remedy at law.

PRAYER FOR RELIEF

WHEREFORE, Plaintiff demands injunctive relief in his favor and in favor of the Class and against Defendants as follows:

A.            Declaring that this action is properly maintainable as a Class action and certifying Plaintiff as Class representative;

B.            Preliminarily and permanently enjoining Defendants and all persons acting in concert with them from consummating the Proposed Transaction, unless and until the Company adopts and implements a procedure or process to obtain a merger agreement providing the best possible terms for shareholders;

C.            Rescinding, to the extent already implemented, the Proposed Transaction or any of the terms thereof, or granting Plaintiff and the Class rescissory damages;

D.            Directing the Defendants to account to Plaintiff and the Class for all damages suffered as a result of the wrongdoing complained of herein;

E.             Awarding Plaintiff the costs and disbursements of this action, including reasonable attorneys’ and experts’ fees; and

F.             Granting such other and further equitable relief as this Court may deem just and proper.

Dated: July 15, 2010

LOCKRIDGE GRINDAL NAUEN P.L.L.P.

By:	/s/ Gregg M. Fishbein
Gregg M. Fishbein (No. 202009)
Karen H. Riebel (No. 219770)
100 Washington Avenue South, Suite 2200
Minneapolis, MN 55401
Telephone: (612) 339-6900
Facsimile: (612) 339-0981

BRAGAR WEXLER EAGEL & SQUIRE, PC
Jeffrey H. Squire
Lawrence P. Eagel
885 Third Avenue, Suite 3040
New York, NY 10022
(212) 308-5858

GLANCY BINKOW & GOLDBERG LLP
Lionel Z. Glancy
Michael M. Goldberg
1801 Avenue of the Stars, Suite 311
Los Angeles, CA 90067
(310) 201-9150

Attorneys for Plaintiff

ACKNOWLEDGMENT

The undersigned hereby acknowledges that costs, disbursements, and reasonable attorney and witness fees may be awarded pursuant to Minn. Stat. § 549.211. subd. 2 to the party against whom the allegations in this pleading are asserted.

Dated: July 15, 2010

/s/ Gregg M. Fishbein
Gregg M. Fishbein